Exhibit (a)(1)(vii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares (excluding the Controlled Shares (as defined below)). The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Morgan Stanley & Co. Incorporated (the “Dealer Manager”), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

UNIONBANCAL CORPORATION

AT

$73.50 NET PER SHARE BY

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

A WHOLLY OWNED SUBSIDIARY OF

MITSUBISHI UFJ FINANCIAL GROUP, INC.

Mitsubishi UFJ Financial Group, Inc., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“MUFG”), through its wholly owned subsidiary The Bank of Tokyo-Mitsubishi UFJ, Ltd., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“Purchaser”), is offering to purchase all the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of UnionBanCal Corporation, a Delaware corporation (the “Company”), other than those Shares held by MUFG or one of its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity (the “Controlled Shares”), for $73.50 per Share, net to the seller in cash and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 29, 2008 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Mellon Investor Services LLC (the “Depositary”) will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of the Dealer Manager, the Depositary and Innisfree M&A Incorporated, which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON SEPTEMBER 26, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is not subject to a financing condition. The Offer is subject to, among other things, the non-waivable condition that pursuant to the Offer, there shall have been validly tendered and not properly withdrawn a number of Shares that constitutes at least a majority of Shares that are not Controlled Shares (assuming the exercise of all options, warrants and other rights to purchase Shares and excluding from the numerator of such calculation any Shares held by stockholders that are affiliated with the Company, including directors and officers of the Company), as of the time that we accept for payment the Shares tendered pursuant to the Offer. See “The Offer—Section 9—“Certain Conditions of the Offer” of the Offer to Purchase.

The purpose of the Offer is for MUFG to increase its equity interest in the Company from approximately 65.4% to, ultimately, 100%. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 18, 2008, by and among Purchaser, Blue Jackets, Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”), and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). If MUFG and its subsidiaries, including Purchaser but not including the Company and its subsidiaries, collectively hold at least 90% of the Shares upon consummation of the Offer or otherwise within six months following consummation of the Offer, Merger Sub will be merged with and into the Company, and each Share not previously purchased in the Offer will be converted into the right to receive $73.50 per Share net in cash, subject to the availability of statutory appraisal rights under Delaware law (the “Merger”). If the Offer is consummated and MUFG and its affiliates do not collectively hold at least 90% of the Shares upon consummation of the Offer, MUFG and Purchaser may consider various options, including acquiring Shares in open market or private purchases to increase our ownership to 90% or requesting approval from the Company’s Board of Directors and stockholders for the Merger despite not owning 90% of the Shares.

The Board of Directors of the Company, based upon the unanimous (with one independent director absent) recommendation of a special committee of the Board of Directors comprised of independent directors (the “Special Committee”), has (with one independent director absent and the three directors affiliated with us abstaining) (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of Shares (other than the holders of Controlled Shares), (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend to the holders of Shares (other than the holders of Controlled Shares) that they accept the Offer, tender their Shares pursuant to the Offer and, to the extent any such holders do not tender their Shares, adopt the Merger Agreement. See the “Introduction” of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering stockholders. Under no circumstances will interest on the purchase price of Shares be paid by Purchaser, regardless of any delay in making any payment. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely book-entry confirmation with respect to) Shares, (b) a Letter of Transmittal (or a copy), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates or book-entry confirmations are actually received by the Depositary.

Purchaser may elect, in its sole discretion, to extend the Offer for one or more consecutive increments of not more than 10 business days each, if at any otherwise scheduled expiration date any of Purchaser’s obligations to purchase Shares are not satisfied or waived. In addition, under the Merger Agreement, if at any otherwise scheduled expiration date of the Offer any condition to the Offer is not satisfied or waived, the Company may require Purchaser to extend the Offer for one or more consecutive increments of not more than 10 business days each until the earlier of the date that is 40 business days after the commencement of the Offer and termination of the Merger Agreement. If Purchaser elects or is required to extend the Offer, Purchaser will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. The term “Expiration Date” means 12:00 midnight, New York City time, on September 26, 2008, unless and until Purchaser will have extended the period for which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, expires.

        Purchaser may also elect, in its sole discretion, at any time to provide a subsequent offering period (“Subsequent Offering Period”) of three to twenty business days, in which case Purchaser will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. A Subsequent Offering Period, if one is offered, is an additional period of time after Purchaser has acquired Shares in the Offer during which stockholders may tender Shares and receive the Offer Price, but not withdraw Shares. All conditions to the Offer must be satisfied or waived prior to the commencement of any Subsequent Offering Period. In addition, under the Merger Agreement, the Company may require Purchaser to make available a subsequent offering period of not less than 10 business days, provided that Purchaser will not be required to make available such a subsequent offering period if, prior to the commencement of such subsequent offering period, MUFG and its subsidiaries, including the Purchaser but not including the Company and its subsidiaries, collectively hold 90% or more of the Shares. If Purchaser elects or is required to provide a Subsequent Offering Period, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (not beyond a total of 20 business days) by giving oral or written notice of such extension to the Depositary. Purchaser can provide no assurance that it will exercise its right to extend the Offer. See “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 4. Withdrawal Rights” of the Offer to Purchase.

Purchaser will follow any extension, waiver, termination, amendment or delay of the Offer, as promptly as practicable, with a public announcement. In the case of an extension, the related announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law, and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser assumes no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release through leading news wire services.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after October 27, 2008. Except as otherwise provided in “The Offer—Section 4. Withdrawal Rights” of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an eligible institution, unless such Shares have been tendered for the account of any eligible institution. If Shares have been tendered pursuant to the procedures for book-entry delivery as set forth in “The Offer—Section 3. Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

The Offer is only for the Shares and not for any options, warrants or other rights to acquire the Shares. To the extent holders of such rights convert these rights into Shares prior to the consummation of the Offer, such Shares may be tendered in the Offer. If the Merger occurs, Purchaser expects that holders of outstanding stock options, warrants or other rights to purchase the Shares will receive cash with respect to each Share subject to such rights equal in amount to the excess of the consideration offered to stockholders in the Merger over the exercise price set forth in such rights. See “Special Factors—Section 7”, “Interest of Certain Persons in the Offer” of the Offer to Purchase.

The exchange of Shares for cash in the Offer and the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who tenders its Shares and whose Shares are purchased by Purchaser in the Offer, or whose Shares are exchanged for cash pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received with respect to such Shares and the U.S. holder’s adjusted tax basis in such Shares. A U.S. holder’s adjusted tax basis will generally equal the price the U.S. holder paid for such Shares. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be long-term capital gain or loss provided that a U.S. holder’s holding period for such Shares is more than 12 months at the time of the consummation of the Offer or the Merger, as the case may be. Long-term capital gains of noncorporate U.S. holders are eligible for reduced rates of taxation. There are limitations on the deductibility of capital losses. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain that you recognize upon the purchase of your Shares in the Offer or the exchange of your Shares for cash pursuant to the Merger unless (i) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or (ii) you are an individual, you hold the Shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist. A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See “The Offer—Section 3. Procedure for Tendering Shares”.

For a description of certain U.S. federal income tax consequences of the Offer and the Merger, see “Special Factors—Section 11. Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(l) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

A request has been made to the Company for the use of the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to the Company’s stockholders. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials should be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders Call Toll-Free: (877) 717-3922

Banks and Brokers Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:

1585 Broadway

New York, NY 10036

Toll-Free: (866) 880-5071

Collect: (212) 761-3001